GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222

July 25, 2013

BY EDGAR

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:        GNC Holdings, Inc.
              Amendment No. 1 to Form 10-K for Fiscal Year Ended
              December 31, 2012 Filed February 26, 2013
              Definitive Proxy Statement Filed April 11, 2013
              File No. 1-35113

Dear Mr. Thompson:

Set forth below are responses by GNC Holdings, Inc. (“GNC”) to the comments received from the staff of the SEC (the “Staff”) in the Staff’s comment letter dated July 11, 2013 addressed to Joseph M. Fortunato.  For your convenience, we have repeated each of your numbered comments in italics followed by our responses.  References throughout this letter to “we”, “us”, “our” and “the Company” are to GNC.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Results of Operations, page 47

1.              In your analysis of results of operations on page 50, you often attribute changes in your revenues to a combination of several different factors.  For example, you disclose that domestic retail revenue increased $211.2 million due to an increase in same store sales, the opening of new stores, sales increases in the sports nutrition, vitamin and diet product categories and an increase in sales from GNC.com.  As another example, you indicate that the increase in franchise revenue is primarily due to higher product sales, royalties and fees.  When you list multiple factors that contributed to changes in revenue, in future filings please quantify, if possible, the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results.  Refer to Item 303(a)(3) of Regulation S-K and Section III.D of Release No. 33-6835 available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Response:   The Company acknowledges the Staff’s comment and, in future filings in which it lists multiple factors that contributed to changes in revenue, will quantify, when possible, the impact of each material factor.

2.              We note your disclosure that “[r]evenues in [your] Manufacturing/Wholesale segment … increased by $18.0 million, or 8.2%, to $236.9 million for the year ended December 31, 2012 compared to $218.9 million in 2011.”  In future filings, please explain what caused or contributed to any increase or decrease in revenues.  Refer to Item 303(a)(3) of Regulation S-K.

Response:   The Company acknowledges the Staff’s comment and, in future filings, will provide additional information regarding the material factors contributing to any such increase or decrease in revenue.

3.              We note the disclosure in your discussion and analysis of operating income on pages 51 and 54 of operating income excluding transaction related expenses and executive severance.  As this measure appears to be a non-GAAP financial measure as defined in Item 10(e) of Regulation S-K, please tell us your consideration of providing each of the disclosures required by Item 10(e)(1)(i) of Regulation S-X.

Response:  The Company believes that operating income excluding transaction related expenses and executive severance is useful to investors for period-to-period comparison of results because it highlights non-recurring, infrequent or unusual items that (i) did not affect the Company’s performance in previous periods and (ii) we do not expect to materially affect the Company’s performance in future periods. The Company’s discussion under the heading “Operating Income” included the components of operating income excluding transaction related expenses and executive severance in a manner that would allow a reader to reconcile the non-GAAP measure to operating income.  Specifically, in the discussion beginning on page 51, the Company noted that “consolidated operating income increased … to $427.9 million for the year ended December 31, 2012,” and, under the same heading, explained that it had recorded executive severance expense of $3.5 million and transaction and strategic alternative related costs of $1.9 million for the period.  The explanation of changes in operating income beginning on page 54 contained similar information for the fiscal year ended December 31, 2011.  As the discussions referencing the non-GAAP measure also expressly cited the most directly comparable GAAP measure and each element of the reconciling information, the Company did not believe further presentation of a reconciliation was required.  Nonetheless, the Company acknowledges the Staff’s comment and, in future filings to the extent that it includes a non-GAAP financial measure, will provide enhanced disclosure regarding such measure, including the reasons that management believes the presentation of such non-GAAP measure provides useful information to investors, consistent with the requirements of Item 10(e)(1)(i) of Regulation S-K.

Item 8.  Financial Statements and Supplementary Data, page 65

Note 2.  Basis of Presentation and Summary of Significant Accounting Policies

Self-Insurance, page 77

4.              Please tell us your consideration of disclosing your accounting policies related to self-insurance reserves and accruals for probable losses, including claims incurred but not reported and your accounting for retrospective premium adjustments.

Response:  The Company is self-insured for certain losses relating to property and employee health insurance claims, a portion of which is funded by employees. The Company purchases stop-loss coverage from third party insurance carriers to limit individual or aggregate loss exposure with respect to the Company’s health insurance claims. Accrued insurance liabilities and related expenses are based on estimates of claims incurred but not reported. Currently, the Company has self-insurance reserves of approximately $2.0 million and has not experienced any material retrospective premium adjustments.

The Company is also self insured for workers’ compensation claims.  The Company purchases stop-loss coverage from a third party insurance carrier to limit the individual and aggregate loss exposure.  Accrued insurance liabilities and related expenses are based on estimated and actual historical claims and published loss development factors, less amounts paid against such claims.  Currently, the Company has self-insurance reserves of approximately $6.2 million and has not experienced any material retrospective premium adjustments.

In future filings, we will include more information on the Company’s accounting policy related to self insurance reserves.  Suggested language in future filings would be similar to: “Our self insurance liabilities, including the estimated loss accruals for claims incurred but not paid are determined by taking into account historical claims payment results and known trends such as claims frequency and claims severity. Management makes estimates, judgments, and assumptions with respect to the use of these calculations, including but not limited to, estimated health care cost trends, estimated lag time to report and pay claims, average cost per claim, network utilization rates, network discount rates, and other factors.”

Note 11. Commitments and Contingencies, page 92

5.              We note your disclosure that any liabilities that may arise from each of the matters are not probable or reasonably estimable at this time and that no liabilities have been accrued.  Please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the range of loss, or state that such an estimate cannot be made.  If you conclude that you cannot estimate the reasonably possible range of loss, please tell us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those matters to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which potential outcomes are reasonably possible and what the reasonably possible range of loss would be for those reasonably possible outcomes.

Response:  We record an accrual for outstanding loss contingencies when it is probable that a liability will be incurred and the amount of loss can reasonably be estimated.  When the liability is not both probable and estimable, we do not establish an accrued liability.  However, if the loss (or an additional loss in excess of the accrual) is not probable but is at least reasonably possible, we determine whether we are able to make an estimate of the loss or range of loss that is reasonably possible.  Accordingly, at least quarterly, management, in consultation with our internal legal counsel (and external legal counsel, as appropriate), evaluates developments in our loss contingencies to determine (i) whether an accrual should be made (or an existing accrual adjusted) with respect to any loss contingencies in light of prevailing circumstances and any recent developments; (ii) whether a particular contingency should be disclosed in our upcoming periodic report; and (iii) whether we are able to estimate the possible loss or range of loss for any disclosed contingency for which an accrual has not been made.

We may be unable to reasonably estimate the loss or range of loss that is reasonably possible for a particular loss contingency for various reasons, including among other reasons, if (i) the damages sought are indeterminate; (ii) the proceedings are in the early stages or the Company has not had the opportunity to engage in or complete discovery; (iii) there is uncertainty as to the outcome of pending material proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there are significant factual issues to be determined or resolved; (vi) the proceedings involve a large number of parties and/or parties and claims in multiple jurisdictions; (vii) the relevant law is unsettled or novel, or untested legal theories are presented; or (viii) the proceedings are taking place in jurisdictions where the laws are complex or unclear.

With respect to the various matters(1) addressed in our most recent Annual Report on Form 10-K, management was unable to estimate the loss or range of loss that was reasonably possible for each such contingency.  The specific factors causing our inability to provide an estimate with regard to such matters, and our expectations as to when these factors will be alleviated with respect to each such matter, are described below:

Hydroxycut Claims.  As noted in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, the parties to certain consolidated actions relating to Hydroxycut have reached a settlement agreement that remains subject to final Court approval.  As also disclosed, the Company is not required to make any payment under the pending settlement agreement. The Company will disclose in its upcoming Form 10-Q for the quarter ended June 30, 2013 that, in May 2013, the parties to the individual personal injury cases also reached a settlement, which similarly, does not require the Company to make any payment.  Assuming that the two settlement agreements receive final court approval, the Company does not anticipate incurring any material loss with respect to its currently pending Hydroxycut matters.  If, hypothetically, one or more of the settlement agreements were not approved by the relevant courts, however, the Company would be unable to make an estimate as to the overall range of potential loss associated with the remaining cases because, among other reasons, many of the plaintiffs’ damage claims remain unspecified and, as a general matter, the cases remain subject to discovery as to both the underlying injury claims and the potential for damages. Additionally, the unconsolidated cases are pending in multiple jurisdictions, in which varying legal precedent and standards may apply.  Consequently, there would be numerous and substantive factual and legal issues to be resolved that could significantly impact the outcome of each individual case.  As such, any loss estimate would be speculative on the part of the Company.  Furthermore, given the variance in procedural status among the individual cases, the Company cannot predict, at this time, when their respective legal and factual issues would be resolved to a degree that would enable the Company to make an informed estimate as to the overall range of reasonably possible loss.

California Wage and Break Claim.  As disclosed in the 10-K, these claims consist principally of (i) a group of claims filed on an individual basis by 98 separate, individual plaintiffs that are being litigated in U.S. District Court for the Central District of California, (ii) the Brewer case and (iii) the Naranjo case.

As to matter (i), the Court developed a mediation procedure for handling the pending claims, according to which it ordered the parties to mediate with small groups of plaintiffs and stayed the case as to the plaintiffs not participating in the mediations. The first of the mediation sessions occurred in 2010 and did not result in any settlements. Consequently, the parties engaged in discovery and, in June 2013, a trial was conducted

(1)  With the exception of the Androstenedione cases, which, as noted in its Form 10-K, the Company no longer views as a material loss contingency.

for the first small group of cases and judgments were entered in favor of the Company.  However, approximately 85 individual cases remain that, given the stay associated with the Court’s mediation and trial plan, are in their early stages.  The Company has not had the opportunity to pursue discovery in these remaining cases, and the individual plaintiffs did not specify damages in their respective complaints.  Although it is possible that the Company’s recent success in litigating a small sample of these claims work to the Company’s favor in the event that the parties attempt to settle the remaining cases, the Company is not in a position to evaluate the specific and various legal and factual issues that may be associated with each individual case in a manner that would allow it to develop and informed estimate of the range of possible loss associated with these cases as a whole and it is not currently known when the outstanding legal and factual issues will be resolved in a manner that will enable the Company to make such an estimate.

Both the Brewer and the Naranjo cases are also in relatively early stages of litigation.  Specifically, the Brewer case has been conditionally certified as a class action suit, but remains subject to discovery and the Company’s right to seek decertification of the class following the completion of discovery, among other uncertainties.  Likewise, the Naranjo case, which was filed after the Brewer case, is still the subject of preliminary proceedings.  As a result, the Company is not in a position to evaluate or even fully identify the various unresolved legal and factual issues that could significantly impact the outcome of either cases and, thus, is unable to develop an informed estimate of either the reasonably possible range of loss or the timeframe during which uncertainties associated with these cases may be resolved.

FLSA Matters.  Similar to the matters discussed above, the FLSA matters addressed in the Company’s most recent 10-K remain in the early stages of litigation and, consequently, the Company does not have sufficient information about the plaintiff’s damage claims or the other factual and legal issues and uncertainties associated with the claims to make an informed estimate regarding the range of reasonably possible loss or the timeframe during which uncertainties precluding any such estimate may be resolved.

With regard to future filings, the Company will disclose an estimate of the reasonably possible loss or range of loss, on an individual or aggregated basis, with regard to the contingencies that it discloses (or, if true, state that the estimated amount of loss is immaterial) or state that an estimate of such loss or range of loss cannot reasonably be made. For illustrative purposes, the introductory paragraphs of “Litigation” section of our “Commitments and Contingencies” note to the unaudited financial statements included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 will be modified substantially as follows:

Litigation

The Company is engaged in various legal actions, claims and proceedings arising in the normal course of business, including claims related to breach of contracts, products liabilities, intellectual property matters and employment-related matters resulting from the Company’s business activities.  The Company records accruals for outstanding legal matters when it believes it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated.  The Company discloses material contingent liabilities when the risk of loss is reasonably possible or probable.  The Company’s management evaluates, on a quarterly basis, developments in legal matters that could affect the amount of any accrual and developments that would make a loss contingency both probable and reasonably estimable.  If a loss contingency is not both probable and estimable, the Company does not establish an accrued liability.  However, if the Company ultimately is required to make a payment in connection with an adverse outcome in any of the matters discussed below, it is possible that it could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

The contingencies discussed below are subject to substantial uncertainties, including for each such contingency the following, among other factors: (i) the procedural status of the case; (ii) whether the case has or may be certified as a class action suit; (iii) the outcome of preliminary motions; (iv) the impact of discovery; (v) whether there are significant factual issues to be determined or resolved; (vi) whether the proceedings involve a large number of parties and/or parties and claims in multiple jurisdictions or jurisdictions in which the relevant laws are complex or unclear; (vii) the extent of potential damages, which are often unspecified or indeterminate; and (viii) the status of settlement discussions, if any, and the settlement posture of the parties.  Consequently, except as otherwise noted below with regard to a particular matter, the Company cannot predict with any reasonable certainty the timing or outcome of the legal matters described below, and is unable to estimate a reasonably possible loss or range of loss.

Definitive Proxy Statement on Schedule 14A

Why We Do Not Disclose the 2012 Incentive Plan Performance Goals, page 20

6.              We note that you have omitted from your disclosure your Incentive Plan Performance Goals and the actual results because you “believe that their disclosure … would cause competitive harm.”  Please disclose the specific targets and the actual results related to transaction counts and domestic company-owned same store sales growth or provide us with your analysis as to why it is appropriate to omit this information pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Please provide competitive harm analysis taking into account your specific facts and circumstance and the nature of the performance targets.  For additional guidance, please see Question 118.04 of our Compliance and Disclosure Interpretation on Regulation S-K available on our website at www.sec.gov.

Response:  As noted in the Proxy Statement for the Company’s 2013 Annual Meeting of Stockholders (the “Proxy Statement”), the payment and amount of bonuses payable under the Company’s annual cash incentive plan for 2012 performance (the “2012 Incentive Plan”) for its Named Executive Officers (“NEOs”) was based, in part, on the Company’s success in growing domestic company-owned same store sales and transaction counts during 2012 as compared to the prior year.  Specifically, 10% of each NEO’s target bonus under the 2012 Incentive Plan was dependent upon the Company achieving 6% growth year-over-year in company-owned domestic same store sales, which goal the Company’s actual results satisfied, with company-owned domestic same store sales (including from our GNC.com business) increasing 11.5% as compared to the prior year, and 10% was dependent upon positive growth in transaction counts year-over-year, which was also reflected in the Company’s actual results. The Company will provide enhanced disclosures similar to the above, regarding the performance goals under its annual incentive plan in future filings, provided the Company concludes that such disclosures are material and would not result in substantial competitive harm under the standards set forth in the Staff’s guidance and applicable law.

Results of the 2012 Incentive Plan, page 20

7.              We note that your Compensation Committee may determine “based upon factors other than financial performance, the awarding of all or only part of the bonuses as determined by goal achievement is appropriate.”  Please clarify the extent of the Compensation Committee’s discretion to grant such awards absent attainment of your stated Incentive Plan Performance Goals.

Response:  The Company’s Compensation Committee has negative discretion to reduce the size of bonuses that would otherwise be payable upon the achievement of our stated Incentive Plan Performance Goals, but does not have discretion to increase the size of any bonuses under our annual incentive plan absent attainment of our stated Incentive Plan Performance Goals.  The Compensation Committee did not exercise its discretion to reduce any named executive officer’s annual bonus for 2012.

The Compensation Committee may also, as described in the section of the proxy entitled Discretionary Bonuses, award discretionary bonuses to executives that are separate and apart from our annual incentive plan, if it determines that competitive considerations or circumstances require it do so in order to retain qualified executives. The Compensation Committee did not award any such discretionary bonuses for 2012.

The Company will clarify its discussion of the Compensation Committee’s ability to exercise discretion to reduce, but not increase, the size of bonuses under our annual incentive plan in future filings, as applicable.

In connection with this response letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding our filings.  Please do not hesitate to call me at (412) 288-2029.

Sincerely,

/s/: Michael M. Nuzzo

Michael M. Nuzzo
Executive Vice President and Chief Financial Officer

cc:           Joseph Fortunato, GNC Holdings, Inc.
                Gerald J. Stubenhofer, GNC Holdings, Inc.

                Scott E. Westwood, McGuireWoods LLP